Exhibit 99.1

Dragon Victory International Limited Announces Closing of Initial Public Offering

Company Will Trade on NASDAQ Capital Market Under Ticker Symbol “LYL”

HANGZHOU, China, September 15, 2017 -- Dragon Victory International Limited (“LYL” or the “Company”), a company offering reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, announced today the closing of its initial public offering (“IPO”) of 1,421,394 ordinary shares at a price to the public of $6.00 per share for a total of $8,528,363 in gross proceeds before expenses, underwriting discount and commissions. The shares are expected to begin trading shortly on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “LYL”.

Boustead Securities, LLC served as the lead underwriter for the IPO, and Network 1 Financial Securities, Inc. was co-underwriter. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, Ogier acted as Cayman Islands legal counsel to the Company, and Mei & Mark LLP acted as counsel to the underwriters for the IPO.

The registration statement relating to the securities being sold in the IPO was declared effective by the Securities and Exchange Commission (“SEC”) on July 28, 2017. The offer and sale of the IPO securities are made only by means of a prospectus. A copy of the final prospectus may be obtained by contacting Boustead Securities, LLC, 6 Venture, Suite 325, Irvine, California 92618, or email offerings@boustead1828.com  or by calling +1 (949)-502-4409.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast-growing reward-based crowdfunding platform at www.5etou.cn. 5etou is designed to enable small- and medium-sized companies, start-ups and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs who utilize our crowdfunding platform. More information is available at www.dvintinc.com.

About Boustead Securities, LLC

Boustead Securities, LLC ("Boustead") is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead's core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead's team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333

Boustead Securities Contact:
Dan McClory, Head of Equity Capital Markets and China
Email: dan@boustead1828.com
Phone: +1-949-502-4408